UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 01-13921

BANKUNITED FINANCIAL CORPORATION

401(k) PROFIT SHARING PLAN

(Full title of the Plan)

BANKUNITED FINANCIAL CORPORATION

(Name of Issuer of the securities held pursuant to the Plan)

255 Alhambra Circle

Coral Gables, Florida 33134

(Address of the Issuer’s principal executive offices)

BankUnited 401(k) Profit Sharing Plan

Index to Financial Statements and Additional Information

December 31, 2007 and 2006

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

BankUnited 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BankUnited 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 8 to the financial statements, the Plan holds shares of Class A Common Stock of BankUnited Financial Corporation valued at $2,725,307 (or 14% of Plan’s Net Assets Available for Benefits). Subsequent to December 31, 2007, there has been a significant decline in the value of those shares.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Miami, Florida

June 30, 2008

BankUnited 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$18,627,536	$20,305,461
Contributions receivable
Employer contribution	177,635	117,521
Participant contributions	157,116	132,356

Total contributions receivable	334,751	249,877

Cash	175,115	118,505

Total assets	$19,137,402	$20,673,843

Liabilities
Payable to participants	28,015	20,785

Total liabilities	28,015	20,785

Net assets available for benefits	$19,109,387	$20,653,058

The accompanying notes are an integral part of these financial statements.

BankUnited 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Investment income
Net depreciation in fair value of investments	$(7,163,491)
Dividends	1,165,253
Interest	28,885

Total investment income (loss)	(5,969,353)

Contributions
Participants	3,974,489
Employer	2,303,870
Rollover	596,914

Contributions	6,875,273

Total additions	905,920

Deductions
Benefits paid to participants	2,330,115
Administrative expenses and management fees	119,476

Total deductions	2,449,591

Decrease in net assets available for benefits	(1,543,671)
Net assets available for benefits
Beginning of year	20,653,058

End of year	$19,109,387

The accompanying notes are an integral part of these financial statements.

BankUnited 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following description of the BankUnited 401(K) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is made available to all eligible, full-time employees of BankUnited, FSB, BankUnited Financial Corporation and BankUnited Financial Services, Incorporated (collectively, the “Company”) on the first day of the month after they have completed 30 days of service.

The Plan offers twenty-seven investment allocation options:

Alger Small Cap Growth Inst I Fund	Fidelity US Bond Index Fund
American Funds Bond Fund Am R5	Frank Russell Real Estate Securities S Fund
American Funds EuroPacific Fund R5	Frank Russell Select Value I Fund
American Funds Fundamental Investment Fund R5	Franklin Strategic Income Adv Fund
American Funds Growth Fund R5	Harbor Small Cap Value Fund
Artisan Mid-Cap Value Fund	Pacific Capital Small Cap A Fund
Baron Partners Fund	Russell Fixed Income II Fund
Calamos Growth A Fund	Russell Equity Q I Fund
Cohen & Steers Realty Fund	Russell Fixed Income III I Fund
Fidelity Retirement Money Market Fund	Russell International I Fund
Fidelity Spartan Ext Mkt Index Fund	SSgA Emerging Markets Funds
Fidelity Spartan International Index Fund	Vanguard REIT Index Fund
Fidelity Spartan U.S. Equity Index Fund	Vanguard Short-Term Invs Grade Fund
Fidelity Spartan U.S. Treasury Money Market Fund

The Spartan U.S. Treasury Money Market Fund is used as an intermediate account where funds are placed until they are either distributed or invested, as needed.

The Plan also offers self-directed brokerage accounts (“Fidelity SDBA”) through Fidelity Investments Institutional Brokerage Group which allows the individual participant to invest in individual stocks, bonds and mutual funds; and a stock purchase election which allows individuals to purchase BankUnited Financial Corporation stock.

The Company is the Plan Administrator. The Plan recordkeeper is the Ingham Group. The Plan Trustee is Reliance Trust Company. Fidelity is the Custodian of plan assets in the Fidelity SDBA.

Participant Accounts

Each participant’s account is credited with participant salary deferrals, employer matching contributions and earnings based upon the participant’s investment elections, and reduced for administrative expenses paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employer Contributions

For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company’s contributions to the Plan for the years ended December 31, 2007 and 2006 were equal to 75% of the first 6% of the base compensation that the participants contributed to the Plan and consisted of shares of Class A Common stock of BankUnited Financial Corporation.

Effective April 27, 2007, the Plan removed all restrictions on Plan Participants’ ability to sell shares of Class A Common Stock of BankUnited Financial Corporation received through employer matching contributions. The Company is currently evaluating the possibility of making employer matching contributions in cash and allowing participants to determine the investment options for employer matching contributions.

Participant Contributions

Each participant may voluntarily contribute to the Plan up to a maximum equal to the Internal Revenue Service (“IRS”) annual limitations. For the year ended December 31, 2007, participant contributions were subject to an overall annual limitation of $15,500. Participants age 50 or over were allowed to contribute an additional $5,000 in 2007. Highly compensated participants’ (as defined by the Plan) contributions were limited to $13,200 (under age 50) and $18,200 (age 50 or over).

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the participant’s benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested. The vesting schedule for the participant’s share of the Company’s contribution is as follows:

Years of Service	Percentage Vested
1	0
2	25%
3	50%
4	75%
5 or more	100%

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. In 2007 and 2006, the loans bore interest rates that ranged from 5.0 percent to 9.25 percent. These rates are based on comparable rates offered by other financial institutions for similar loans. Principal and interest on outstanding loans is repaid semi-monthly through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Withdrawals

Generally, vested account balances not exceeding $1,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to defer distribution until the age of 65 and are paid in a lump sum. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan and do not return to employment within 5 years. Forfeited nonvested accounts totaled $99,482 and $99,046 at December 31, 2007 and 2006, respectively. These accounts will be used to reduce future employer contributions. In 2007, employer contributions were reduced by $45,948 from forfeited nonvested accounts.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 20, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan has been operating in compliance with the applicable requirements of the IRC.

SFAS No. 157

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit measurements under which the FASB has previously concluded that fair value is the relevant measurement. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period fiscal years. The Plan will adopt this statement, as applicable, in its fiscal year beginning January 1, 2008.

Management is in the process of evaluating the impact of the adoption of this statement on the Plan’s financial statements.

2.	Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements:

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Plan investments are stated at fair value based upon quoted market prices. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year end. Participant loans are valued at their outstanding balances which approximates fair value.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits become payable to participants upon their election or separation from the Company as described above. Benefits are recorded when paid. Benefits payments satisfied through distribution of shares of Class A Common Stock of BankUnited Financial Corporation are recorded at fair value at the date of payment. There were no outstanding benefits payable to participants at December 31, 2007 and 2006.

Plan Administrative Expenses

In addition to certain fund administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan were $48,467 for the year ended December 31, 2007.

Net Appreciation (Depreciation) in Investment Value

The Plan’s net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses on investments during the year. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investments are determined by the specific identification method.

Dividend and Interest Income

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Such amounts are reinvested and become part of the Plan’s investment portfolio.

3.	Related Party Transactions

Certain plan investments are shares of BankUnited Financial Corporation Class A Common Stock. These transactions qualify as party-in-interest. In addition, at December 31, 2007 and 2006, the Plan had outstanding employer contribution receivables from the Company of $177,635 and $117,521, respectively.

Certain Plan investments are shares of mutual funds managed by Reliance Trust Company. Reliance Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $100,329 for the year ended December 31, 2007.

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2007		2006
BankUnited Financial Corporation Class A Common Stock, 394,972 and 290,711, shares respectively	$2,725,307	*	$8,128,280	*
American Funds EuroPacific Fund R5, 46,718 and 0 shares, respectively	2,376,541		—
American Funds Fundamental Investment Fund R5, 54,206 and 0 shares, respectively	2,301,576		—
American Funds Growth Fund R5, 63,316 and 21,199 shares, respectively	2,152,735		696,584
American Funds Bond Fund Am R5, 108,739 and 0 shares, respectively	1,420,133		—
Franklin Strategic Income Adv Fund, 128,580 and 0 shares, respectively	1,316,664		—
SSgA Emerging Markets Fund, 40,794 and 34,579 shares, respectively	1,227,906		810,188

*	$2,357,367 and $7,237,086 (341,647 and 258,837 shares, respectively) represent nonparticipant-directed investments at December 31, 2007 and 2006, respectively.

During the year ended December 31, 2007, the Plan’s investments depreciated in value as follows:

Mutual funds	$(285,067)
Common stock	(6,890,077)
Trust company funds	11,653

$(7,163,491)

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2007	2006
Net assets:
BankUnited Financial Corporation Class A Common Stock	$2,357,367	$7,237,086
Employer contribution receivable	177,635	117,521

	$2,535,002	$7,354,607

Year Ended December 31, 2007
Changes in net assets:
Net depreciation	$(6,137,492)
Employer contributions	1,365,388
Benefits paid to participants	(47,501)

$(4,819,605)

6.	Payable to Participants

As a result of the Plan’s non-compliance with its non-discrimination test, the plan agreed to reimburse $28,015 in excess contributions to highly compensated participants in order to satisfy contribution requirements. At December 31, 2007, this distribution was recorded on the financial statements as a payable to participants with an offset to Participant Contributions.

7.	Risk and Uncertainties

The Plan provides for various options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8.	Subsequent Event

At December 31, 2007, the Plan held 394,972 shares of Class A Common Stock of BankUnited Financial Corporation with a quoted market value of $6.90 per share, representing $2,725,307 or 14% of the Plan’s Net Assets Available for Benefits. At June 25, 2008, the Plan held 680,263 shares of Class A Common Stock of BankUnited Financial Corporation with a quoted market value of $1.36 per share, representing a decline in value of approximately 80% since December 31, 2007.

* * *

ADDITIONAL INFORMATION

BankUnited 401(k) Profit Sharing Plan	Schedule I
Schedule of Assets (Held at End of Year)
December 31, 2007

(a)*	(b) Identity of Issue, Borrowers, Lessor or Similar Party	(c )Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Fair Value
*	American Funds EuroPacific Fund R5	Shares of registered investment company		2,376,541
*	American Funds Fundamental Investment Fund R5	Shares of registered investment company		2,301,576
*	American Funds Growth Fund R5	Shares of registered investment company		2,152,735
*	American Funds Bond Fund Am R5	Shares of registered investment company		1,420,133
*	Franklin Strategic Income Adv Fund	Shares of registered investment company		1,316,664
*	SSgA Emerging Markets Fund	Shares of registered investment company		1,227,906
*	Pacific Capital Small Cap A Fund	Shares of registered investment company		781,898
*	Cohen & Steers Realty Fund	Shares of registered investment company		775,595
*	Fidelity Retirement Money Market Fund	Shares of registered investment company		770,078
*	Vanguard Short-Term Invs Grade Fund	Shares of registered investment company		611,126
*	Fidelity Spartan U.S. Equity Index Fund	Shares of registered investment company		482,457
*	Baron Partners Fund	Shares of registered investment company		393,946
*	Artisan Mid-Cap Value Fund	Shares of registered investment company		385,727
*	Alger Small Cap Growth Inst I Fund	Shares of registered investment company		193,824
*	Fidelity Spartan International Index Fund	Shares of registered investment company		45,964
*	Fidelity US Bond Index Fund	Shares of registered investment company		27,369
*	Fidelity Spartan Ext Mkt Index Fund	Shares of registered investment company		22,005
*	Vanguard REIT Index Fund	Shares of registered investment company		5,145
*	Harbor Small Cap Value Fund	Shares of registered investment company		240
*	Calamos Growth A Fund	Shares of registered investment company		155
*	Russell Equity Q I Fund	Shares of registered investment company		139
*	Fidelity Spartan U.S. Treasury Money Market Fund	Shares of registered investment company		94
*	Russell Fixed Income I I Fund	Shares of registered investment company		23
*	Russell Fixed Income III I Fund	Shares of registered investment company		14
*	Russell International I Fund	Shares of registered investment company		12
*	Frank Russell Select Value I Fund	Shares of registered investment company		4
*	Frank Russell Real Estate Securities S Fund	Shares of registered investment company		4

				15,291,374

*	BankUnited Financial Corporation Class A Common Stock	Shares of common stock	$7,015,360	2,725,307

				2,725,307

	Fidelity SDBA
	Kinetics Market Opportunities Fund	Shares of registered investment company		34,496
	Kinetics Paradigm Fund	Shares of registered investment company		33,225
	Kinetics Small Cap Opportunities Fund	Shares of registered investment company		31,294
	Fidelity Freedom 2035 Fund	Shares of registered investment company		14,751
	Third Avenue Value Fund	Shares of registered investment company		8,552
	Oakmark I Fund	Shares of registered investment company		7,890
	Fidelity Freedom 2030 Fund	Shares of registered investment company		7,198
	Fidelity Freedom 2040 Fund	Shares of registered investment company		6,891
	Fidelity Export Multinational Fund	Shares of registered investment company		6,679
	Fidelity Value Fund	Shares of registered investment company		6,525
	Fidelity Dividend Growth Fund	Shares of registered investment company		5,981
	Domini Social Bond Fund	Shares of registered investment company		5,763
	Citizens Global Equity Fund	Shares of registered investment company		4,409
	Ariel Appreciation Fund	Shares of registered investment company		4,389
	Citizens Small Cap Core Growth Fund	Shares of registered investment company		4,357
	Yacktman Focused Fund	Shares of registered investment company		4,036
	Domini European Social Equity Fund	Shares of registered investment company		3,043
	Domini Social Equity Fund	Shares of registered investment company		2,476
	Fidelity Inflation Protected Bond Fund	Shares of registered investment company		1,893

				193,848

*	Participant Loans	Various maturities, interest rates ranging
		between 5% to 9.25%		417,007

				417,007

				$18,627,536

*   Represents a party-in-interest to the Plan.

** Cost omitted for participant directed investments.

BankUnited 401(k) Profit Sharing Plan	Schedule II
Schedule of Reportable Transactions
Year Ended December 31, 2007

	Purchases		Sales		Realized Gain (Loss)
Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price
BankUnited stock – Common A*	173,999	$2,714,031	67,560	$1,164,045	$(734,264)
American Funds EuroPacific Fund R5*	50,495	2,620,670	3,777	197,510	2,130
American Funds Fundamental Investment Fund R5*	58,539	2,547,372	4,333	191,506	3,198
American Funds Growth Fund R5*	50,908	1,806,403	8,791	311,537	22,444
American Funds Bond Fund Am R5*	117,259	1,541,819	8,520	112,157	156
Franklin Strategic Income Adv Fund*	138,937	1,413,789	10,356	106,332	1,083
SSgA Emerging Markets Fund*	20,078	568,288	13,863	381,609	103,527

Notes:

Transactions, or series of transactions, in excess of 5 percent of the current value of Plan’s assets as of December 31, 2005 as defined in section 2520.103-6(b) of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

*	Represents a party-in-interest to the Plan.

The Plan

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BankUnited Financial Corporation		Plan Administrator	June 30, 2008

By:	/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Document
23.1	Consent of PricewaterhouseCoopers, LLP